OPERATING AGREEMENT
OF
CLEMENT STREET BREWPUB, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

CLEMENT STREET BREWPUB, LLC

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS WHICH ARE SET FORTH IN THIS AGREEMENT.

RECITALS

A. Hopkinson Breweries, Inc., a California corporation (the "Founder"), through its principals and by assignment therefrom, has formed a limited liability company under the laws of the state of California. The Articles of Organization of the Company were filed with the California Secretary of State on June 5, 2017.

B. The Founder, as the Initial Member of the Company, shall convert a portion of its Common Membership Interests (as defined elsewhere in this Agreement, sometimes referred to herein as the "Common Interests") and offer for sale to qualified investors, through a private offering of securities, a portion of the ownership interest in the Company, in the form of Preferred Membership Interests (as defined elsewhere in this Agreement, sometimes referred to herein as the "Preferred Interests") for the purpose of capitalizing the Company (the "Offering").

C. THIS OPERATING AGREEMENT OF CLEMENT STREET BREWPUB, LLC is dated as of April 10, 2018 for reference purposes, and is executed by the undersigned Founder, and thereafter subscribed to and approved by the persons listed in Exhibit A (as amended from time to time) upon acceptance of their subscription for Preferred Interests pursuant to the Offering (all members, including the Founder, are hereinafter referred to individually as a Member and collectively as the Members). Upon completion of the Offering, all Members shall be listed in Exhibit A hereof. The terms "Operating Agreement" and "Agreement" shall refer to this Operating Agreement.

D. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the California Corporations Code §17701.02.

1.1. "Act" means the California Revised Uniform Limited Liability Company Act, including any amendments thereto.

1.2. "Affiliate" of a Member means (1) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.3. "Agreement" means this operating agreement, as originally executed and as amended from time to time.

1.4. "Articles of Organization" is defined in Corporations Code §17701.02(b), as applied to this Company.

1.5. "Assignee" means a Person who has acquired a Member's Economic Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.6. "Assigning Member" means a Member who by means of a Transfer has transferred an Economic Interest in the Company to an Assignee.

1.7. "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancing, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.8. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution and the Member's initial Property Contribution, if any, maintained and adjusted in accordance with Section 3.5 hereof.

1.9. "Capital Contribution" means, with respect to any Member, the amount of money contributed to the Company in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

1.10. "Change of Control" means: (a) the sale of all or substantially all of the assets of the Company to a third party purchaser; (b) a sale of Membership Interests representing no less than a Majority of Members to a third party purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a third party purchaser that results in the inability of the Members to designate or elect a Manager or the board of directors (or its equivalent) of the resulting entity or its parent company.

1.11. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.12. "Company" means the company named in Section 2.2 of this Agreement.

1.13. "Common Interests" means that class of Membership Interests granted to the Founder and/or its Affiliates (including the Manager) and which are not entitled to certain the preferential distributions granted to the Preferred Interests in Section 4.1 and elsewhere in this Agreement.

1.14. "Common Interests Holders" means those Members who have been issued Common Interests pursuant to the terms of this Agreement.

1.15. "Corporations Code" means the California Corporations Code, as amended from time to time.

1.16. "Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management. A Person's Economic Interest shall be determined as follows:

(a)   (1) With respect to the Economic Interest of a Preferred Interests Holder, until occurrence of the Preferred Recapture (as defined in Section 4.1(a) hereof), a Preferred Interests Holder's Economic Interest shall be determined by a fraction, expressed as a percentage, the numerator of which is the total of the Percentage Interest attributable to that Person's Membership Interest calculated <u>exclusive of the Percentage Interests attributable to the Common Interests</u>, and the denominator of which is the total of all Percentage Interests of the Members <u>exclusive of the Percentage Interests attributable to the Common Interests</u>; provided, however, that for the purposes of this calculation, Common Interests shall be attributed a total Economic Interest of ten percent (10%), and that Preferred Interests shall be attributed a total Economic Interest of ninety percent (90%), as set forth in <u>Exhibit A</u>; and

(2) With respect to the Economic Interest of a Common Interests Holder, until occurrence of the Preferred Recapture, a Common Interests Holder's Economic Interest shall be determined by a fraction, expressed as a percentage, the numerator of which is the total of the Percentage Interest attributable to that Person's Membership Interest calculated <u>exclusive of the Percentage Interests attributable to the Preferred Interests</u>, and the denominator of which is the total of all Percentage Interests of the Members <u>exclusive of the Percentage Interests attributable to the Preferred Interests</u>; provided, however, that for the purposes of this calculation, Common Interests shall be attributed a total Economic Interest of ten percent (10%), and that Preferred Interests shall be attributed a total Economic Interest of ninety percent (90%), as set forth in

<u>Exhibit A</u>; and

(b)   Upon occurrence of the Preferred Recapture and thereafter, during the period described in Section 4.1(b), a Member's Economic Interest, regardless of class of Membership Interest, shall be equal in number to the Percentage Interest attributable to that Member's Membership Interest, as set forth in <u>Exhibit A</u>.

1.17. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.18. "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.19. "Founder's Contribution" means the contribution of money (if applicable), good will, and other intangible and tangible property, by the Founder, set forth on <u>Exhibit A</u> hereto.

1.20. "Gross Asset Value" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any item of property contributed by a Member to the Company shall be the fair market value of such property, as mutually agreed by the contributing Member and the Company; and

(b) The Gross Asset Value of any item of Company property distributed to any Member shall be the fair market value of such item of property on the date of distribution.

1.21. "Initial Members" means all of those Persons whose names are set forth in <u>Exhibit A</u> of this Agreement. A reference to an "Initial Member" in the singular means any of the Initial Members.

1.22. "Involuntary Transfer" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.23. "Liquidation" shall have the meaning ascribed in Treasury Regulation §1.704–1(b)(2)(ii)(g).

1.24. "Losses" is defined in Section 4.2 of this Agreement.

1.25. "Majority of Members" means a Member or Members whose Percentage Interest represents more than fifty percent (50%) of the Percentage Interests of all the Members.

1.26. "Manager" or "Managers" means the Person(s) named as such in Article II or the

Persons who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.27. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.28. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to Vote or participate in management in accordance with the Member's Percentage Interest, and any right to information concerning the business and affairs of the Company, as provided in the Act. Unless otherwise provided in this Agreement, the Percentage Interest of a Member's Membership Interest shall be such Member's Percentage Interest as defined in Section 1.31.

1.29. "Notice" means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a Person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.30. "Percent of the Members" means the specified total of Percentage Interests of all the Members.

1.31. "Percentage Interest" means the percentage of a Member in the Company set forth opposite the name of such Member under the column "Percentage Interest" in Exhibit A hereto, as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

1.32. "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.33. "Preferred Interests" means Membership Interests whose holders are entitled to preferential distributions pursuant to the provisions of Section 4.1 of this Agreement, an as otherwise defined in Section 7.1. As used in this Agreement, the term "Preferred Interest(s)" without class attribution shall refer to Preferred Interests combined.

1.34. "Preferred Interests Holders" mean those Members who have been issued Preferred Interests pursuant to the terms of this Agreement.

1.35. "Profits" is defined in Section 4.2 of this Agreement.

1.36. "Property Contribution" means, with respect to any Member, the amount of the Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC §752) in consideration of a Percentage Interest held by such Member. A Property Contribution shall not be deemed a loan.

1.37. "Proxy" means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another Person the power to exercise the voting rights of that member. "Signed," for the purpose of this definition, means the placing of the Member's name on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission, or otherwise) by the Member or Member's attorney-in-fact. A proxy may be transmitted by an oral telephonic transmission if it is submitted with information from which it may be determined that the proxy was authorized by the Member, or by the Member's attorney-in-fact.

1.38. "Regulations" ("Reg") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.39. "Reserves" means the aggregate of reserve accounts that the Manager, in Manager's sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.40. "Successor in Interest" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.41. "Tax Item" means each item of income, gain, loss, deduction, or credit of the Company.

1.42. "Tax Matters Partner" or "Partnership Representative," in each case means such Person as may be designated under Section 6.6 of this Agreement.

1.43. "Transfer" means, with respect to a Membership Interest or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, Encumbrance, or other disposition of such a Membership Interest or any element of such Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

1.44. "Triggering Event" is defined in Section 8.4 of this Agreement.

1.45. "Vote" means a written consent or approval, including such transmitted to the Company by electronic transmission, a ballot cast at a meeting, or a voice vote.

1.46. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

ARTICLE II: ORGANIZATIONAL MATTERS

2.2. The name of the Company is "Clement Street Brewpub, LLC."

2.3. The principal executive office of the Company is at 1785 Fulton Street, San Francisco, CA 94117, or such other place or places as may be determined by the Manager from time to time.

2.4. The initial agent for service of process on the Company is Roberta Economidis, 235 Montgomery Street, Suite 600, San Francisco, California 94104. The Manager may from time to time change the Company's agent for service of process.

2.5. The Company has been formed for the purposes of engaging in the business of operating a full-service concept brewpub and restaurant, to be tentatively named "The Lost Marbles Brewpub," to be located at 823 Clement Street in San Francisco, California (the "Brewpub Business"). The Company may, but shall not be obligated to, engage in other businesses, including but not limited to the operation of additional bars and restaurants, at the discretion of the Manager.

2.6. The Members intend the Company to be a limited liability company under the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.7. The term of existence of the Company commenced on the effective date of filing of Articles of Organization with the California Secretary of State, and shall continue until the date specified therein, unless sooner terminated by the provisions of this Agreement or as provided by law.

2.8. The names and addresses of the Initial Members are as set forth on Exhibit A.

2.9. The name and business address of the Manager is as follows:

> Hopkinson Breweries, Inc.
> 1785 Fulton Street
> San Francisco, CA 94117

2.10. The Members have formed the Company as a limited liability company under the Act. The Members specifically agree that, except for purposes of federal income tax classification, the Company will not be a partnership (including a limited partnership) or any other venture, but the Company will be a limited liability company under the Act. Except for purposes of federal income tax classification, no Member will be construed to be a partner in the Company or a partner of any other Member or Person; and the Articles, and this Agreement and the relationships it creates, will not be construed to suggest otherwise. Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise. A Member's liability shall be limited to such Member's Capital

Contribution and its share of undistributed Available Cash.

ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1. Each Member shall contribute to the capital of the Company as the Member's initial Capital Contribution and/or Property Contribution the money and property specified in Exhibit A. The initial Gross Asset Value of each item of contributed property (net of liabilities secured by such property) that the Company is considered to assume or to take "subject to" under IRC §752, is also set forth in Exhibit A, together with the description and amount of these liabilities. If a Member fails to make the initial Capital Contributions specified in this Section within thirty (30) days after the date of the Member's subscription to this Agreement, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney fees caused by the failure to make the initial Capital Contribution.

3.2. In the event that (i) Reserves fall below an amount equal to two (2) month's operating expenses, less an amount equal to reasonably expected gross income for that same month, or (ii) a Majority of Members, excluding the vote of the Manager, so determines, then the Manager may inform the Members that Capital Contributions in addition to the Members' initial Capital Contributions are needed to enable the Company to conduct its business. On making such a determination, the Manager shall give notice to all Members in writing at least twenty (20) days before the date on which such additional Capital Contribution is due. Such Notice shall set forth the amount of additional Capital Contribution needed, the purpose for which it is needed, and the date by which the Members shall contribute. Each Member shall be required to make an additional Capital Contribution in an amount that bears the same proportion to the total additional Capital Contribution as such Member's Economic Interest. No Member may voluntarily make any additional Capital Contribution.

3.3. Notwithstanding the provisions of Section 3.2 hereof, the authority of the Manager (either pursuant to (i) or (ii) of Section 3.2 hereof) to call for additional capital contributions under this Article III shall be subject to the following limitations: (a) the Manager may not call for additional capital contributions more than twice in any consecutive twenty-four (24) month period; (b) the maximum amount of any single additional Capital Contribution that a Member may be required to make is fifty percent (50%) of the amount of the Member's initial Capital Contribution and/or Property Contribution under Section 3.1 hereof; (c) in the event that the amount of a call for additional capital, when added cumulatively to the amounts of all calls preceding said call, results in cumulative calls for additional capital in excess of the amount of all of the Members' initial Capital Contributions and/or Property Contributions under Section 3.1 hereof, any Member may call a special meeting of the Members for the purpose of voting to accept or reject the call for additional capital, and acceptance of the call will require an affirmative vote of ninety percent (90%) of the Membership Interests. Notwithstanding the provisions of Section 8.1(a) hereof, a withdrawing member under Article VIII shall not be required to make any additional Capital Contribution called for under this Article III.

3.4. If a Member fails for seven (7) days after an additional Capital Contribution is due under Section 3.2 hereof, to make the additional Capital Contribution so required, then:

(a)   Such additional Capital Contributions that are not made by such a Member ("Non Participating Member") shall be referred to as Additional Capital Shortfall. A Member who makes the respective required additional Capital Contributions ("Participating Member") shall have the right, but not the obligation, to advance an amount bearing the same ratio to the total amount of the Additional Capital Shortfall as a Participating Member's Percentage Interest (calculated as though the Percentage Interest(s) of the Non Participating Member(s) were zero), or in such other amount as may be approved by the Manager. Provided, however, that in the event that any portion of the total Additional Capital Shortfall of Non Participating Members is not advanced by Participating Members, and distributions of Available Cash the Manager may seek such an advance from Persons who are not Members. A Person advancing an additional Capital Contribution for a Non Participating Member under this Section 3.4(a) shall receive all distributions that the Non Participating Member would otherwise be entitled to receive under the provisions of this Agreement with respect to the proportionate share of the Non Participating Member's Membership Interest attributable to that Member's portion of the Additional Capital Shortfall as though the advances by the Participating Member were Capital Contributions made by such Person. The Non Participating Member grants any Persons who make advances to the Company on the Non Participating Member's behalf in accordance with this Subsection 3.4(a) a security interest in the Non Participating Member's Membership Interest to secure the Non Participating Member's obligations under this Subsection 3.4(a). The Non Participating Member shall, within five days of written notice, execute any documents or instruments reasonably necessary to enable Participating Members who make advances hereunder to perfect the foregoing security interests. Each Member irrevocably appoints each other Member, and any one of them acting alone, as his, her, or its attorney-in-fact for the limited purpose of executing, on behalf of such Member, if such Member becomes a Non Participating Member, any of the foregoing documents or instruments.

(b)   If the Non Participating Member fails to pay all sums due and owing to any Persons who make advances under Section 3.4(a) on the Non Participating Member's behalf, for a period of one hundred eighty (180) days after such advance (or sooner, if the Non Participating Member informs the Manager in writing that the Member does not intend to pay such sums), each Person who has made advances under Section 3.4(a) shall be deemed to have foreclosed upon any security interest granted pursuant to this Section in proportion to that Person's portion of all advances made on behalf of the Non Participating Member, by causing the principal amount of such advance to be transferred from the Non Participating Member's Capital Account and added to the Capital Account of a Member who has made such advances, with a corresponding adjustment in that Member's and the Non Participating Member's Percentage Interests and Economic Interests, or by establishing a Capital Account for a Person who is not a Member and who has made an advance to the Company on behalf of a Non Participating Member; in such an event, the Manager shall allow such Person to hold an Economic Interest in the Company, or shall approve such Person as a Member of the Company, at the Manager's discretion. All Members hereby agree that the foregoing constitutes and will constitute a disposition of collateral in a commercially reasonable manner within the meaning of California Commercial Code §9504. Reduction of a Non Participating Member's Capital Account to satisfy such Member's repayment obligations under this Section shall be deemed a return of capital to that Member to the extent of such reduction.

(c)   In the event that, after receipt of all Additional Capital pursuant to the terms of Sections 3.4(a), (b) and (c), the Additional Capital Shortfall exceeds thirty percent (30%) of the amount of Additional Capital requested by the Manager, notwithstanding any provisions of this Agreement to the contrary, the Manager may, at its discretion cause the Company to create and issue an additional class of Membership Interests, with such rights and privileges as may be deemed necessary by the Manager, and sell additional Percentage Interests in the Company in the amount of the Additional Capital Shortfall in such amounts, denominations and for such price and on such terms as the Manager shall determine in its reasonable discretion.

3.5. An individual Capital Account for each Member shall be maintained in accordance with the requirements of Reg §1.704-1(b)(2)(iv) and adjusted in accordance with the following provisions:

(a)   A Member's Capital Account shall be increased by that Member's Capital Contributions and Property Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member pursuant to Article IV hereof.

(b)   A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Reg §1.704-1(b)(2)(iv)(c).

(c)   A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member; (b) the Gross Asset Value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under IRC §752; and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member pursuant to Article IV hereof.

(d)   A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in IRC §705(a)(2)(B) or which are treated as IRC §705(a)(2)(B) expenditures pursuant to Reg §1.704-1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under IRC §§267(a)(1) or 707(b)).

(e)   If any Economic Interest (or portion thereof) is transferred, the transferee of such Economic Interest or portion shall succeed to the transferor's Capital Account attributable to such interest or portion.

(f)   The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Reg §1.704-1(b)(2)(iv)(d)(2).

(g)   Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Reg §§1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), including the special rules under Reg §1.701-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Reg §1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.6. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution and/or the Gross Asset Value of a Property Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.7. No interest shall be paid on Capital Contributions and Property Contributions or on the balance of a Member's Capital Account.

3.8. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.9. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution and/or the Gross Asset Value of a Property Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, as follows:

(a)   To a Member in accordance with the Member's Economic Interest as defined in Section 1.16(a) hereof until such time as a sum of Available Cash equivalent to one hundred fifty percent (150%) of the total initial Capital Contributions attributable to the Preferred Interests Holders of all classes has been distributed to the Preferred Interests Holders in accordance with Section 4.6 hereof (the "Preferred Recapture");

(b)   Thereafter, to a Member in accordance with the Member's Economic Interest as defined in Section 1.16(b) of this Agreement.

4.2. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC §703(a), including all Tax Items required to be stated separately pursuant to IRC §703(a)(1), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in IRC §705(a)(2)(B) or treated as IRC §705(a)(2)(B) expenditures pursuant to Reg §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or shall increase such loss.

(c)   Notwithstanding the foregoing provisions of this Section 4.2, any items of income, gain, loss, or deduction that are specially allocated shall not be taken into account in computing Profits or Losses under Section 4.1.

4.3. Notwithstanding the provisions of Section 4.1 of this agreement relating to allocation of Profits and Losses, no allocation of net losses of the Company may be made to any Member to the extent that the allocation would cause the Member to have a negative Capital Account at the end of the fiscal year in which the allocation would otherwise be made after adjusting the Member's Capital Account by (a) increasing it by the amounts the Member is deemed to be obligated to restore under Treasury Regulations §§1.704-2(g)(1) and 1.704-2(i)(5) (that is, the Member's share of partnership minimum gain and Member minimum gain), and (b) reducing it by the amounts described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), and (6). Any net losses that cannot be allocated to a Member under the preceding sentence will be reallocated to the other Members in order to allocate the maximum possible amount of net losses to all Members. If any net losses are reallocated to another Member under this section, 100 percent of the net profits of the company for all subsequent fiscal years will be specially allocated to such other Member until the aggregate net profits specially allocated to such Member equal the aggregate net losses that have been reallocated to such Member. If net profits are specially allocated to more than one Member under this section, the net profits for any given fiscal year will be divided between those Members in proportion to the amount of the aggregate net losses that have been reallocated to each such Member and have not been offset by special net profit allocations as of the beginning of the fiscal year.

4.4. Notwithstanding the provisions of the sections of this Agreement relating to allocation of net profits and net losses and special allocation of losses, the following special allocations will be made in the following order:

4.4.1   Except as otherwise provided in Treasury Regulations §1.704-2(f), if there is a net decrease in the partnership minimum gain (as defined in Treasury Regulations §§1.704-2(b)(2) and 1.704-2(d)) of the company during any fiscal year, each Member will be specially allocated items of company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the Member's share of the net decrease in the partnership minimum gain of the company, determined in accordance with Treasury Regulations §1.704-2(g). Special allocations made under this subsection will be made to Members in proportion to their respective shares of the partnership minimum gain of the company at the end of the immediately preceding fiscal year, but no special allocations of income and gain will be required to be made to any Member to the extent the Member's share of the net decrease in the partnership minimum gain of the company results from a change in a debt obligation of the company that results in the Member's bearing the economic risk of loss with respect to the debt obligation, within the meaning of Treasury Regulations §1.752-2. The items of company income and gain to be specially allocated under this subsection will be determined in accordance with Treasury Regulations §§1.704-2(f)(6) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback provisions of Treasury Regulations §1.704-2(f) and is to be interpreted in a manner consistent with those provisions.

4.4.2 Except as otherwise provided in Treasury Regulations §1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain of the company during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain, determined in accordance with Treasury Regulations §1.704-2(i)(5), will be specially allocated items of company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the Member's share of the net decrease in partner nonrecourse debt minimum gain, determined in accordance with Treasury Regulations §1.704-2(i)(4). The items of company income and gain to be specially allocated under this subsection will be determined in accordance with Treasury Regulations §§1.704-2(i)(4) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback provisions of Treasury Regulations §1.704-2(i) and is to be interpreted in a manner consistent with those provisions.

4.4.3 If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6) that result in the Member's Capital Account having a negative balance at the end of the fiscal year in which the adjustment, allocation, or distribution would otherwise be made after adjusting the Member's Capital Account by (a) increasing it by the amounts the Member is deemed to be obligated to restore under Treasury Regulations §§1.704-2(g)(1) and 1.704-2(i)(5) (that is, the Member's share of partnership minimum gain and Member minimum gain), and (b) reducing it by the amounts described in Treasury Regulations §1.704-1(b)(2)(ii)(d)(4), (5), and (6), the Member will be specially allocated items of company income and gain in an amount and manner sufficient to eliminate the negative balance in the Member's Capital Account, to the extent required by the Treasury Regulations, as quickly as possible. This subsection is intended to comply with the qualified income offset provisions of Treasury Regulations §1.704-1(b)(2)(ii)(d) and is to be interpreted in a manner consistent with those provisions.

4.4.4 Nonrecourse deductions, as defined in Treasury Regulations §1.704-2(b)(2), for any fiscal year of the company will be specially allocated among the Members in proportion to each Member's respective share of losses under the section of this agreement relating to allocation of net profits and net losses.

4.4.5   Any partner nonrecourse deductions, as defined in Treasury Regulations §§1.704-2(i)(1) and 1.704-2(i)(2), for any fiscal year of the company will be specially allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt, as defined in Treasury Regulations §1.704-2(b)(4), to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations §1.704-2(i)(1).

4.4.6   If an adjustment to the adjusted tax basis of any asset of the company required under IRC §§734(b) or 743(b) must be taken into account, under Treasury Regulations §1.704-1(b)(2)(iv)(m), in determining the Capital Accounts of Members, the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases basis) or loss (if the adjustment decreases basis), and such gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are to be adjusted under the Treasury Regulations.

The special allocations required under the preceding subsections of this section are intended to comply with requirements of the Treasury Regulations. The Members desire that, to the extent possible, all such special allocations be offset either with other additional special allocations or with special allocations of other items of company income, gain, loss, or deduction. Notwithstanding any other provision of the main section of this agreement relating to the allocation of profits and losses (other than the section relating to regulatory allocations), offsetting special allocations of company income, gain, loss or deduction must be made in whatever manner the managers reasonably determine appropriate so that, after such offsetting allocations are made, the Capital Account of each Member is, to the extent possible, equal to the Capital Account the Member would have had if the regulatory allocations were not part of this agreement and all items of company income, gain, loss, deduction, and credit were allocated pursuant to the sections of this Agreement relating to allocation of net profits and net losses and to special allocations relating to losses.

4.5. Solely for income tax purposes, recapture of ordinary income under IRC §§1245, 1250, and similar sections shall be allocated between Members in the same proportions as the Members shared the deductions giving rise to the recapture.

4.6. All Available Cash shall be distributed among the Members in accordance with their Economic Interest in the same manner as Profits and Losses are allocated pursuant to Section 4.1 (but not subject to adjustment pursuant to Sections 4.3 and 4.4). The parties intend that Available Cash shall be distributed as soon as practicable following the Manager's determination that such cash is available for distribution. The parties acknowledge that no assurances can be given with respect to when or whether said cash will be available for distributions to the Members. Except as otherwise provided in this Operating Agreement in connection with the dissolution of the Company, all distributions shall be made to the Members in the following order and priority: (a) first, in order for all Members to pay taxes on their allocable share of Profit allocated to them pursuant to Section 4.1, a distribution related to each calendar year, payable prior to April 15 of the following year, of an amount equal to the amount of Profit allocated to such Members pursuant to Section 4.1 times the maximum effective marginal tax rate of federal and state income taxes applicable to an individual residing in the State of California with respect to income earned in such year as determined by the Manager (provided, however, that nothing in this Section 4.6 shall obligate the Company to make mandatory distributions of Available Cash for tax purposes); and (b) the balance, if any, to the Members in accordance with their Economic Interest in the same manner as Profits and Losses are allocated pursuant to Section 4.1 (but not subject to adjustment pursuant to Sections 4.3 and 4.4).

4.7. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the reasonable fair market value of that property shall be as determined by the Manager. If such noncash proceeds are subsequently reduced to cash, such cash shall be taken into account by the Manager in determining Available Cash.

4.8. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members according to their Economic Interest under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made as provided in Section 9.2(d) hereof. The provisions of this Section 4.8 and Section 9.2(d) shall be construed in accordance with the requirements of Reg §1.704-1(b)(2)(ii)(b)(2).

ARTICLE V: MANAGEMENT

5.1. The business of the Company shall be managed by the Manager named in Section 2.9, or a successor Manager selected in the manner provided in Section 5.3 hereof. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager.

5.2. The Manager shall serve until the earlier of (1) the Manager's resignation, retirement, death, dissolution or disability; (2) the Manager's removal by the Members; or (3) the expiration of the Manager's term as Manager, if a term has been designated by a Majority of Members. A new Manager shall be appointed by a Majority of Members on the occurrence of any of the foregoing events.

5.3. Unless a Manager resigns or is removed, each Manager shall hold office until a successor has been elected and qualified by a Majority of Members. A Manager may be removed for cause only, by the affirmative Vote of ninety-five percent (95%) of the Percentage Interest of the Members other than that held by the Manager to be removed, and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code §17702.02, if necessary, to provide that the Company is to be managed by Members. For purposes hereof, the term "cause" means a material and willful breach by the

Manager of this Agreement and/or of its fiduciary obligations to the Company, which breach has not been cured by the Manager within forty-five (45) days after written notice by holders of ninety-five percent (95%) of the Percentage Interest of the Members other than that held by the Manager who has been so notified, or, if such breach cannot be cured within said forty-five (45) days, the failure by the Manager to take good faith reasonable efforts within such period to commence to cure such breach. A removed Manager will continue to retain its respective Membership Interest in the Company as if, and to the same extent, it had not been removed.

5.4. (a) Subject to the terms of this Section 5.4, the business, property and affairs of the Company shall be managed exclusively by the Manager, who shall be a Member. Except for situations in which the approval of the Members is expressly required by the Act, the Articles or this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company; to make all decisions regarding those matters; and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. The Manager, acting alone, is authorized to (i) endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts, (ii) sign all checks, drafts, and other instruments obligating the Company to pay money, and (iii) sign all contracts, obligations, or any other instrument or document on behalf of the Company. Notwithstanding anything to the contrary, the Manager may, subject to any limitations that the Manager deems necessary or appropriate, authorize one or more agents of the Company, which may or may not be employees or Members of the Company, to (a) endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts, and (b) sign checks, drafts, and other instruments obligating the Company to pay money, subject to the limitations set forth in this Agreement.

(b) Notwithstanding the provisions of subdivision (a) of this Section 5.4, or any provisions in this Agreement respecting the voting rights of any class of Membership Interests, neither the Manager, nor any officers of the Company or of the Manager, shall take any of the following actions on behalf of the Company without the affirmative Vote of Majority of Members of the Company:

(i) Dissolve of the Company;

(ii) Sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's property, with or without the goodwill, outside the ordinary course of the Company's activities;

(iii) Approve a merger or conversion under Article 10 of the Act, or enter into, on behalf of the Company, any transaction constituting a "reorganization" within the meaning of Corporations Code §17711.01;

(iv) Amend this Agreement;

(v) Amend the Articles of Organization;

(vi) Authorize or issue, or obligate the Company to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over any existing class of Membership Interests;

(vii) Declare or pay any distribution on any class of membership interests except as specifically set forth in this Agreement;

(viii) Engage in any transaction or series of transactions that in the aggregate would result in the incurrence by the Company of indebtedness for borrowed money or creation of a lien against the Company's assets, including capitalized leases and similar financing arrangement, in excess of $300,000 in the aggregate at any time outstanding; provided, however, that all other incurrence of any indebtedness or creation of any liens in amount less than those referred to above shall be in accordance with the provisions of the Operating Agreement;

(ix) Undertake any other act outside the ordinary course of the Company's activities.

5.5. The Manager must be a Member. The Manager may be a business entity. Unless determined otherwise by the affirmative Vote of ninety-five percent (95%) of all the Members, the Company shall have no more than one Manager unless determined by the Members that more than one Manager is desired or necessary; in which event this Section 5.5 shall be amended to provide for meetings of all Managers designated. Otherwise, no regular Manager(s) meeting need be held, and the actions of the Manager shall be as valid as though transacted at a meeting duly held.

5.6. The Manager shall be entitled to reasonable compensation for the Manager's services to the Company for corporate management of the LLC and of the Brewpub Business, equal to not more than five percent (5%) of the annual Gross Sales of the Company (the "Management Fee"). The Management Fee shall be paid in equal monthly installments, and for each preceding month shall each be paid on or before the tenth day of the following month. The Manager shall also be entitled to reimbursement for all expenses reasonably incurred by the Manager in the performance of the Manager's duties. Individual principals of the Manager shall be entitled to commercially reasonable compensation, in the form of salaries or wages, for services rendered in the operation of the LLC's principal Brewpub Business, and the Manager may, at its discretion, increase the Management Fee in order to pay said compensation directly to such principals in lieu of payment from the LLC. In addition, the Manager may, at its discretion, separately from the Management Fee charge an amount necessary to allow Manager to pay all or a portion of the Company's payroll obligations to be paid directly, in which event the Manager will invoice the Company for the cost and expense of such payroll obligations, including but not limited to tax and workers compensation expenses, health insurance and sick pay benefits, bonuses and other direct administration expenses related to such payroll obligations. For the purposes of this Section, "Gross Sales" means all income, receipts, revenues, reimbursements and charges for all food, beverages, goods, wares, merchandise, services or other operations and/or items sold or rendered by the Company, whether for cash or credit, without deduction or allowance for the cost of goods sold, or other costs, charges or expenses of purchasing, selling, transportation, overhead costs, or tax based upon assets; provided, however, gross sales shall not include service or tip revenue, state sales taxes, similar taxes, surcharges or other charges passed directly to customers or patrons by the Company.

5.7. The Manager may appoint individuals as officers of the Company to act on its behalf and to exercise such powers and duties. The Company shall have a President, who shall either be the Manager or an appointed representative of a Manager, which is a business entity. The President shall be the chief executive officer of the Company and shall have general supervision of the business and affairs of the Company, shall preside at all meetings of Members and of Managers, and shall have such other powers and duties usually vested in a chief executive officer. The Manager may provide for additional officers of the Company, may alter the duties and powers of the President, and shall establish the powers and duties of all such officers. The Company officers may be entitled to compensation for their services as determined from time to time by the Manager, and shall be entitled to reimbursement for all expenses reasonably incurred by them in the performance of their duties.

5.8. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

5.9. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager.

5.10. The Manager, through the President or such other officers as it may appoint, shall have the authority to execute all documents and instruments which legally bind the Company, including without limitation such documents providing for the acquisition, mortgage, or disposal of property on behalf of the Company.

5.11. The Manager hereby appoints the following persons to act as officer(s) of the Company:

President/CEO:	Ivan Hopkinson
CFO	Natalia Gatto

5.12. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

5.13. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. The Manager is not obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as it deems appropriate for the operation of the Company.

5.14. The Manager and its Affiliates may engage or invest in any business activity of any type or description, provided such engagement does not otherwise violate the terms of this Operating Agreement or the terms of any non-competition or other agreement entered into between the Manager and the Company. Any such activity may be engaged in independently or with others for the account of any one or all of such Persons. Neither the Company nor any Member shall have any right in or to such other ventures or activities, or to the income or proceeds derived therefrom. The Manager shall not be obligated to present any investment opportunity or prospective economic advantage to the Company with respect to such business activities, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Manager shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company. The Members acknowledge that the Manager and its Affiliates anticipate owning and/or managing other businesses, including restaurants and bars, that may compete with the Company and for the Manager's time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and its Affiliates as a result of any such activities.

5.15. Notwithstanding that it may constitute a conflict of interest, a Manager and/or its Affiliates may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them in similar transactions between independent parties operating at arm's length.

A transaction between the Manager and/or its Affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if Members holding a majority of the Percentage Interests of Members having no interest in such transaction (other than their interest as Members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an Affiliate of the Manager, to seek the consent of the Members having no interest in such transaction.

5.16. The Company has obtained the right to use the trade name "The Lost Marbles Brewpub" as it applies to the Company's operations and services (the "Intellectual Property") through a non-exclusive license from the Founder. The Company shall have a right to utilize such Intellectual Property on a nonexclusive basis only for so long as the Company remains affiliated with the Manager. Removal of the Founder as the Manager or expulsion of the Founder from the Company may terminate the Company's right to utilize the Intellectual Property. In addition, the Intellectual Property is licensed to the Company solely for use by the Company at its initial premises in San Francisco, California, to be owned and operated by the Company, and the Founder may, at its option, expand the licensed brands through operations owned by one or more additional companies in which neither the Company nor its Members may have an ownership interest.

ARTICLE VI: ACCOUNTS AND ACCOUNTING

6.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at such other locations as the Manager shall determine from time to time and shall be open to inspection and copying on reasonable notice by any Member or Member's authorized representatives during normal business hours. In addition to the immediately foregoing right of inspection, the Members shall have the right to request an audit of the books of account of the Company by a qualified third party accountant upon request and reasonable notice by Members holding twenty percent (20%) or greater Membership Interest. The costs of any inspection, audit and copying of the books of account of the Company pursuant to this Section 6.1 shall be borne by the requesting Member or Members. For purposes of this Section 6.1, the term "reasonable" shall mean no less than two (2) weeks.

6.2. Financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be prepared in accordance with the method of accounting used for federal taxes and shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31 of the same year.

6.3. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.2, together with:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contributions and/or Property Contributions and the share in Profits and Losses of each Member;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Any powers of attorney under which the Articles of Organization or any amendments to said articles were executed;

20

(g) Financial statements of the Company for the six most recent fiscal years; and

(h) The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of said items shall be as designated by the Manager.

6.4. At the end of each fiscal year the books of the Company shall be closed and examined and unaudited statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared. Copies of the financial statements and reports thereon shall be made available to individual Members at the principal executive office upon written request by such Member. The reports issued by the Manager shall include, among others:

(a) A balance sheet and income statement, and a statement of cash flows as of the close of the fiscal year;

(b) A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year; the annual K-1 issued to Members shall satisfy this requirement.

6.5. Within ninety (90) days after the end of each taxable year of the Company the Manager shall send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

6.6. For tax years ending on or before December 31, 2017, the Manager shall act as Tax Matters Partner of the Company under Internal Revenue Code §6231(a)(7). For tax years beginning on or after January 1, 2018, the Manager shall act as Partnership Representative under Internal Revenue Code §6223(a).

6.7. For tax years ending on or before December 31, 2017, the Tax Matters Partner is authorized to do the following:

(a)   Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in IRC §6231(a)(3)) at the Company level, as required under IRC §6223(g) and the implementing Regulations;

(b)   Enter into settlement agreements under IRC §6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the "Secretary") with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member shall not have the authority to enter into a settlement agreement on behalf of such Member;

(c)	On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6226(a) and applicable Regulations;

(d)	File requests for administrative adjustment of Company items on Company tax returns under IRC §6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6228(a);

(e)	To take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

6.8. For tax years beginning on or after January 1, 2018, the Partnership Representative shall have the authority, and the Members shall have the obligations, described in the following subsections.

(a)	For purposes of this Section 6.8, all references to sections of the Internal Revenue Code are to the Internal Revenue Code provisions enacted by the Bipartisan Budget Act of 2015 (Pub L 114–74, 129 Stat 584), as such provisions may subsequently be amended.

(b)	The obligations of each Member or former Member under this Section 6.8 shall survive the transfer or redemption by a Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

(c)	The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company (including, if applicable, any election under Internal Revenue Code §6226(a)). The Members shall take any and all actions requested by the Partnership Representative consistent with any elections made and actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due.

(d)	If the Company is qualified to elect under Internal Revenue Code §6221(b) to have Subchapter C of Chapter 63 of the Internal Revenue Code not apply to any federal income tax audits and other proceedings, the Manager shall cause the Company to make such election.

(e)	If the Company pays any imputed adjustment amount under Internal Revenue Code §6225, the Manager shall seek reimbursement from the Members (including any former Member) to whom such liability relates. Each Member hereby agrees to pay the reimbursement amount to the Company, and such amount shall not be treated as a Capital

Contribution. Any reimbursement amount not paid by a Member (or former Member) at the time requested by the Manager shall accrue interest at the prime rate until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making the payment after the date that the payment is requested by the Manager. Without reduction in a Member's (or former Member's) obligation under the preceding paragraphs, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member) that is not paid by such Member shall be treated as a distribution to such Member (or former Member).

6.9.   (a)   The Company shall at all times be entitled to make payments with respect to any Member in any amount required to discharge any obligation of the Company to withhold or make payments to any governmental authority with respect to any federal, state, local or other jurisdictional tax liability of such Member arising as a result of such Member's interest in the Company. Any such withholding payment shall be charged to the Member's Capital Account.

(b)   Each Member agrees to indemnify and hold harmless the Company, the Manager, the officers of the Company, and each of the principals of the Manager, from and against any liability for taxes, interest or penalties which may be asserted by reason of the failure to deduct and withhold tax on amount distributable or allocable to said Member. Any amount payable as indemnity hereunder by a Member shall be paid promptly to the Company upon request for such payment from the Manager, and if not so paid, the Manager and the Company shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts.

ARTICLE VII: MEMBERSHIP INTERESTS, VOTING, MEETINGS, INDEMNITY

7.1. The capital structure of the Company shall consist of two classes of Membership Interests: "Common Interests" and "Preferred Interests," each of which shall have the following respective rights, preferences and designations and other rights, preferences and designations as may hereafter be established for such class:

(i)   Common Interests shall be issued to and owned by the Manager. Common Interests Holder(s) shall receive allocations and distributions pursuant to Article IV hereof; and

(ii)   Preferred Interests shall be issued to and owned by Persons whose Capital Contributions have been made pursuant to the Offering. Holders of Preferred Interests shall receive allocations and distributions pursuant to Article IV hereof.

7.2. Except as expressly provided in this Agreement, the Articles, or by letter or operation of applicable law, Members shall have no voting, approval or consent rights. On matters requiring a Vote of the Members, regardless of class of interest held, Each Member shall Vote in proportion to the Member's Percentage Interest as of the governing record date, determined in accordance with Section 7.3. If a Member has assigned all or part of the Member's Economic

Interest to a Person who has not been admitted as a Member, the Assigning Member shall Vote in proportion to the Percentage Interest that the Assigning Member would have had, if the assignment had not been made.

7.3. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Manager or by a Majority of Members; provided that such record date shall not be more than sixty (60) or less than ten (10) calendar days prior to the date of the meeting, and not more than sixty (60) calendar days prior to any other action. In the absence of any action setting a record date, the record date shall be determined in accordance with Act.

7.4. The Company may, but shall not be required, to issue certificates evidencing Membership Interests ("Membership Interest Certificates") to Members of the Company. Once Membership Interest Certificates have been issued, they shall continue to be issued as necessary to reflect current Membership Interests held by Members. Membership Interest Certificates shall be in such form as may be approved by the Manager, shall be manually signed by the Manager, and shall bear conspicuous legends evidencing the restrictions on Transfer and the purchase rights of the Company and Members set forth in Article VIII hereof. All issuances, reissuances, exchanges, and other transactions in Membership Interests involving Members shall be recorded in a permanent ledger as part of the books and records of the Company.

7.5. No regular meeting of the Members, annual or otherwise, is or shall be required. The Manager shall provide the Members with an annual report of the affairs of the Company in accordance with the provisions of the Act, and shall present by written ballot any business to be transacted that is within the powers of the Members. Special meetings of the Members may be called at any time by the Manager, or by Members representing more than twenty percent (20%) of the Percentage Interests of the Members for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call shall be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Following the call of a meeting, the Manager shall give Notice of the meeting not less than ten (10), or more than sixty (60) calendar days prior to the date of the meeting to all Members entitled to Vote at the meeting. The Notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act.

7.6. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a majority of Voting Interests represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to

Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (a) the adjournment is for more than forty five (45) days, or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), Notice of the adjourned meeting shall be given to each Member of record entitled to Vote at the adjourned meeting.

7.7. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if (a) a quorum is present at that meeting, either in person or by Proxy, and (b) either before or after the meeting, each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7.8. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy shall be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

7.9. Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

7.10. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted upon in the manner described in Section 7.5. Any action taken without a meeting shall be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken shall be given to all Members who have not consented to the action.

7.11. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 7.11.

7.12. The Members hereby waive the application of Corporations Code §17711. If the amount of Members in the Company exceeds 35, then in the event of merger or any other reorganization of the Company, any Member exercising his, her or its dissenter's rights, as set forth in Corporations Code §17711, shall be paid the amount of his, her or its initial Capital Contribution for the Membership Interest he, she or it holds in the Company.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1. Except as the result of a transfer of all of a Member's Membership Interest pursuant to the provisions of this Article VIII, a Member may not withdraw from the Company.

8.2. Except as expressly provided in this Agreement, a Member shall not transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless (a) the Manager approves the transferee's admission to the Company as a Member upon such transfer and (b) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding twelve (12) months, will not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by the Manager. Such approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may convey or place all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's children; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. A relinquishment or loss of a Member's beneficial interest in such trust, or failure to retain such Voting Interest, shall be deemed a Transfer of a Membership Interest. A Member may also convey without consideration all or a part of the Member's Interest directly to an immediate family member (a child, spouse, registered domestic partner, or progeny of any of the foregoing), provided that the recipient meets the standards required of an Initial Member as an investor for purposes of the Offering pursuant to which the transferred Interest was originally acquired by the conveying Member, or pursuant to such laws and regulations which may govern such offerings at the time of the transfer (a "Qualified Investor"), and further provided that such conveyance is first approved by the Manager, such approval not to be unreasonably withheld. Furthermore, notwithstanding any other provisions of this Agreement to the contrary, a Member may transfer for consideration or otherwise all or a portion of the Member's Membership Interest in the Company to another Member; provided, however, that such transfer is first approved by the Manager, such approval not to be unreasonably withheld.

8.3. If a Member wishes to Transfer any or all of the Member's Membership Interest in the Company pursuant to a Bona Fide Offer (as defined below), the Member shall give Notice to the Manager at least one hundred twenty (120) days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price shall be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For sixty (60) days after the Notice is given, the Company shall have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the price stated in the Notice (including the dollar value of any non-cash consideration).

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional sixty (60) day period, beginning on the day that the Company's right to purchase expires. Each of the other Members shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may thereafter, on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements set forth in Section 8.2 are met, the offeror under this Section shall become an Assignee, and shall be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution and/or the value of Property Contribution to which the assigning Member would have been entitled.

8.4. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and the other Members shall have the option, but not the obligation, to purchase the Membership Interest in the Company of such Member at the price and on the terms provided in Section 8.8 of this Agreement:

(a)   The death (provided and to the extent one or more of the Member's inheriting heirs do not meet the requirements of a Qualified Investor), bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member is not the surviving entity.

(b)   The failure of a Member to make the Member's Capital Contribution and/or Property Contribution pursuant to the provisions of Article III of this Agreement.

(c)   The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to the Manager within fifteen (15) calendar days of the Triggering Event.

8.5. Notwithstanding any other provisions of this Agreement:

(a)   If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 8.8 hereof. If the Member has failed to consummate the purchase within one hundred eighty (180) days after the court award (the "Expiration Date"), the Company and the other Members shall have the option to purchase from the former spouse the Membership Interest or portion thereof pursuant to Section 8.6 hereof; provided that the option period shall commence on the later of (i) the day following the Expiration Date, or (ii) the date of actual notice of the Award.

(b)   If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (i) that Member or (ii) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member shall have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the price set forth in Section 8.8 hereof. If the Member has failed to consummate the purchase within one hundred eighty (180) days after the date of death (the "Final Date"), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof pursuant to Section 8.6 of this Agreement; provided that the option period shall commence on the later of (1) the day following the Final Date, or (2) the date of actual notice of the death.

8.6. On the receipt of Notice by the Manager of any Triggering Event as determined in good faith by the Manager (the date of such receipt is hereinafter referred to as the "Option Date"), the Manager shall promptly cause a Notice of Triggering Event to be sent to all Members, and the Company shall have the option, for a period ending thirty (30) calendar days following the determination of the purchase price as provided in Section 8.8 hereof, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 8.8 of this Agreement, and the other Members, pro rata in accordance with their prior Membership Interests in the Company, shall then have the option, for a period of thirty (30) days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Members electing to purchase shall have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased shall hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

8.7. Neither the Member whose interest is subject to purchase under this Article, nor such

Member's Affiliate, shall participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

8.8. The purchase price of the Membership Interest that is the subject of an option under Section 8.6 hereof shall be the "Fair Option Price" of the interest as determined under this Section 8.8. "Fair Option Price" means the Federal K-1 Capital Account Value of the Interest at the time of sale as determined by the Company's accountant. The Fair Option Price shall be payable in cash.

8.9. Except as expressly permitted under Section 8.2 hereof, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (Substituted Member) only (a) on the approval by the Manager of the prospective transferee's admission as a Member, which approval may not be unreasonably withheld and (b) on such prospective transferee executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only an Economic Interest until such prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee shall be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and shall have no right to Vote or exercise any rights of a Member until such Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and to have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had in the event that the assignment had not been made.

8.10. Any Person admitted to the Company as a Substituted Member shall be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, provided, however, that the Assigning Member shall not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties, incurred prior to the assignment.

8.11. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance upon exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

8.12. Notwithstanding any other provision of this Agreement to the contrary, the Founder shall be entitled to transfer a portion of its interests, not to exceed a total of fifteen percent (15%) of the total Membership Interest in the Company (not including such transfers as have been made in connection with the initial capitalization of the Company in conjunction with the terms of this Operating Agreement), without regard to the restrictions on transfer contained in this Article VIII or elsewhere in this Operating Agreement, for the purpose of compensating key employees of, or consultants to, the Company and/or the Manager, in the form of voting or non-voting (at the Manager's discretion) Common Interests.

8.13. If one or more Members representing no less than a Majority of Members (the "Dragging Member") proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 8.13(c) and subject to compliance with Section 8.13(d), to require that each other Member (each, a "Drag-along Member") participate in such sale in the manner set forth in Section 8.13(b).

      (a)   Subject to compliance with Section 8.13(d):

        (i) If the Drag-along Sale is structured as a sale of Membership Interests representing no less than a Majority of Members to a third party purchaser, then each Drag-along Member shall sell, with respect to each class of Membership Interest proposed by the Dragging Member to be included in the Drag-along Sale, the Membership Interest of such class equal to the product obtained by multiplying (i) the Membership Interest held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the Membership Interest held by the Drag-along Member at such time, and (y) the denominator of which is equal to the aggregate Membership Interest that the Dragging Member proposes to sell in the Drag-along Sale; and

        (ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Operating Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The distribution of the aggregate consideration of such transaction shall be made in accordance with Section 9.2.

      (b)   The Dragging Member shall exercise its rights pursuant to this Section 8.13 by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail: (i) the name of the person or entity to whom such Membership Interests are proposed to be sold; (ii) the proposed date, time and location of the closing of the sale; (iii) the aggregate amount of each class of Membership Interests to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price of each applicable class of Membership Interests; and (iv) a copy of any form of agreement proposed to be executed in connection therewith.

(c)   The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 8.13 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member for the Membership Interest (per one percentage point) of each applicable class (the distribution of which shall be made in accordance with Section 8.13(a) and the terms and conditions of such sale shall, except as otherwise provided in Section 8.13(c)(iii), be the same as those upon which the Dragging Member sells its Membership Interest;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Membership Interests, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Membership Interests; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(d)   Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 8.13(c)(iii).

(e)   The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the third party purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f)   The Dragging Member shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed one-hundred and twenty (120) days to the extent reasonably necessary to consummate the Drag-along Sale). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 8.13 without again fully complying with the provisions of this Section 8.13.

(g)   Anything to the contrary notwithstanding, the sale or other transfer or disposition of all or a majority of the capital stock of the Manager shall not be construed as constituting a Change of Control for purposes of this Section 8.13 or this Operating Agreement.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved upon the earliest to occur of the following events:

(a)   The expiration of the term of existence of the Company set forth in the Articles of Organization, if any, or the happening of the events, if any, specified in the Articles of Organization or this Operating Agreement;

(b)   The Vote or written agreement of Majority of Members or to dissolve the Company;

(c)   The sale or other disposition of substantially all of the Company's assets; and

(d)   Entry of a decree of judicial dissolution pursuant to the Act.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager or Managers who have not wrongfully dissolved the Company or, if there is no such Manager, the Members, shall wind up the affairs of the Company (the "Delegates"). The Delegates shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation.

(b) To the establishment of reasonable reserves by the Delegates for contingent liabilities or obligations of the Company. Upon the Delegates' determination that such reserves are no longer necessary, said reserves shall be distributed as provided in this Section 9.2.

(c) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest.

(d) Subject to the provisions of Section 8.13 with respect to the disposition of Membership Interests in connection with a Drag-along Sale, or such other agreement for the disposition of Membership Interest in connection with, or resulting in, the dissolution or Liquidation of the Company, among the Members with positive Capital Account balances as provided in Sections 4.6 and 4.8 of this Agreement, and any excess thereafter to the Members in accordance with their Economic Interests.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE X: INDEMNIFICATION AND ARBITRATION

10.1. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, Manager Affiliate, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding (including without limitation reasonable attorneys' fees and reasonable legal costs), if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any such Proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the Proceeding (including without limitation reasonable attorneys' fees and reasonable legal costs). In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by a Majority of Members.

"Agent," as used in this Section 10.1, shall include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code §207(f).

"Proceeding," as used in this Section 10.1, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Manager or Managers who are not seeking indemnification or, if there are none, by a Majority of the Members, upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company. "Expenses," as used in this Section 10.1, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section 10.1.

10.2. Any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand shall set forth the nature of the matter to be resolved by arbitration. The Manager shall select the place of arbitration. The substantive law of the State of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of attorney fees, costs, and expenses, including initial costs of arbitration, incurred in connection with the arbitration as determined fair and reasonable by the arbitrator. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

ARTICLE XI: ATTORNEY-IN-FACT AND AGENT

11.1. Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Manager as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Articles of Organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of the Member's Economic Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize the Manager to act on behalf of a Member except as described in this Article XI.

ARTICLE XII: INVESTMENT REPRESENTATIONS

Each Member represents and warrants to the other Members and the Company as follows:

12.1. Preexisting Relationship or Experience. (a) The Member has a preexisting personal or business relationship with the Company, the Manager, and/or any one of its officers or control persons or (b) by reason of the Member's business or financial experience, or by reason of the business or financial experience of the Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, the Member is capable of evaluating the risks and merits of an investment in its Membership Interest and of protecting the Member's own interests in connection with the investment.

12.2. Access to Information. The Member has had an opportunity to review all documents, records and books pertaining to this investment and has been given the opportunity to consult with counsel of his or her choice with respect to all aspects of this investment and the Company's proposed business activities. Such Member has personally met with the Manager and has been provided with such information as may have been requested and has at all times been given the opportunity to obtain additional information necessary to verify the accuracy of the information received and the opportunity to ask questions of and receive answers from the Manager concerning the terms and conditions of the investment and the nature and prospects of the Company's business.

12.3. Economic Risk. The Member is financially able to bear the economic risk of an investment in its Membership Interest, including the total loss thereof.

12.4. Investment Intent. The Member is acquiring its Membership Interest for investment purposes and for the Member's own account only and not with a view to, or for sale in connection with, any distribution of all or any part of its Membership Interest. Except for the partners or members of the Member, no other Person will have any direct or indirect beneficial interest in, or right to, its Membership Interest.

12.5. Consultation with Attorney. The Member has been advised to consult with its own attorney and tax advisor regarding all legal and tax matters concerning an investment in its

Membership Interest and has done so to the extent it considers necessary.

12.6. <u>Purpose of Entity</u>. If the Member is a corporation, partnership, limited liability company, trust or other entity, it was not organized for the specific purpose of acquiring its Membership Interest.

12.7. <u>No Advertising</u>. Except as may be allowed pursuant to California Corporations Code Section 25102(n), if utilized by the Manager, the Member has not seen, received or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement or any other form of public advertising or general solicitation – either though printed or electronic media - with respect to the sale of its Membership Interest.

12.8. <u>Restricted Security</u>. The Member understands that its Membership Interest is a "restricted security" under the Securities Act of 1933 in that the Membership Interest will be acquired from the Company in a transaction not involving a public offering, that its Membership Interest may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise its Membership Interest must be held indefinitely.

12.9. <u>No Registration</u>. The Member acknowledges that its Membership Interest has not been registered under the Securities Act of 1933 or qualified under any state securities law in reliance, in part, upon its representations, warranties and agreements herein.

ARTICLE XIII. PROFITS-ONLY INTERESTS

13.1   The Company shall be entitled to grant profits-only interests to the service providers, key employees of, or consultants to, the Company and/or the Manager in accordance with the following:

(a)   By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed revenue procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company (hereinafter, "Profits-Only Interest"). For purposes of making such election, the Tax Matters Partner or Partnership Representative is hereby designated as the Member responsible for execution and filing of such election. The Company and each Member hereby agrees to comply with all requirements of the "Safe Harbor" election, as described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Profits-Only Interest issued by the Company in a manner consistent with the requirements of the Notice. Such Profits-Only Interest shall entitle the grantee to a corresponding percentage interest in the yearly profits generated by the Company, but shall not entitle the grantee to any other rights or privileges of a Member, including, without limitation, the right to vote or participate in any way in the management and operation of the Company, or any interest in the capital or assets of the Company.

(b)   Any Member that fails to comply with requirements set forth in Section

13.1(a) hereof shall indemnify and hold harmless the Company and each adversely affected Member from and against any and all losses, liabilities, taxes, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and proceedings, and reasonable fees and disbursements of counsel), in each case resulting from such Member's failure to comply with such requirements. The Company may offset distributions to which a Member is otherwise entitled under this Agreement against such Member's obligation to indemnify the Company and any other Member under this Section 13.1(b) (and any amount so offset with respect to such Member's obligation to indemnify another Member shall be paid over to such other Member by the Company). A Member's obligation to comply with the requirements of Section 13.1(a) here and to indemnify the Company and any Member under this Section 13.1(b) shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, Liquidation and winding up of the Company, and for purposes of this Section 13.1(b), the Company shall be treated as continuing in existence. The Company and any Member may pursue and enforce all rights and remedies it may have against each Member under this Section 13.1(b), including (i) instituting a lawsuit to collect such indemnification and contribution, with interest calculated, from time to time, at a rate equal to six percent (6%) over the prime rate charged by Wells Fargo Bank, San Francisco, California, or the highest rate permitted by applicable law, whichever rate is lower, compounded on the last day of each fiscal quarter, and (ii) specific performances and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages , or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 13.1(a) hereof.

      (c)   Each Member authorizes the Company to amend Sections 13.1(a) and (b) to the extent necessary to achieve substantially the same tax treatment with respect to any Profits-Only Interest, as set forth in the relevant provisions of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to any Member.

ARTICLE XIV: GENERAL PROVISIONS

14.1. This Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument approved by the Percentage Interests of the Company specified in Section 5.4(b) of this Agreement. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and the Manager or any of them.

14.2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.3. This Agreement shall be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

14.4. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

14.5. Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

14.6. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

14.7. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

14.8. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

14.9. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

14.10. The article, section, and paragraph titles and headings contained in this Agreement are inserted as matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

14.11. Time is of the essence of every provision of this Agreement that specifies a time for performance.

14.12. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity shall have or acquire any right by virtue of this Agreement.

14.13. Within thirty (30) days after any individual becomes a Member or a Member marries, such Member shall cause its spouse to execute Consent of Spouse, in substantially the form attached as Exhibit B to this Agreement.

*****
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Founder has executed or caused to be executed this Operating Agreement effective as of the day and year first above written.

HOPKISON BREWERIES, INC., Founder/Manager

COPY

By: _____

Name: Ivan Hopkinson
Its: President/CEO

COPY

By: _____

Name: Natasha Gatto
Its: CFO

EXHIBIT A
TO
OPERATING AGREEMENT
of
CLEMENT STREET BREWPUB, LLC

<u>MEMBERSHIP CONTRIBUTIONS AND INTERESTS</u>

<u>PRIOR TO COMPLETION OF OFFERING</u>:

<u>Member</u>	<u>Percentage Interest</u>
Hopkinson Breweries, Inc.	100%

<u>AFTER COMPLETION OF OFFERING</u>:

<u>Member</u>	<u>Contribution</u>	<u>Percentage Interest</u>**	<u>§1.16(a)</u>**	<u>§1.16(b)</u>**
			Economic Interest Per	
PREFERRED				
Investors *	$900,000***	30.00	90.00	30.00
COMMON				
Hopkinson Breweries, Inc.	Non-exclusive licensure of goodwill, concept, and rights to intellectual property, including, without limitation, know-how, processes, menus, and recipes for use by the Company in connection with the Brewpub Business, as well as variants thereof, and all attendant trade dress and logos ("Founder's Contribution").	70.00	10.00	70.00

* To be completed and/or revised as necessary on closing of Offering.

** Percentage and final Economic Interests for example only. Example assumes subscription of all Preferred Interests.

***To be completed and/or revised as necessary on closing of Offering. Amount may be less than $900,000, or more, if over-subscribed, in which event Percentage Interests and Economic Interests shall be adjusted accordingly. Percentage Interests attributable to Preferred and Common Interests may differ if full subscription to the Offering is not achieved or is over-subscribed.